Exhibit 99.1

Bulletin from the Annual General Meeting of Eco Wave Power Global AB (publ)

Today, on June 30, 2025, the 2025 annual general meeting of Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) was held. Below is a summary of the resolutions passed at the annual general meeting (all in accordance with the proposals presented in the notice to attend the meeting kept available at the Company’s website www.ecowavepower.com).

The annual general meeting resolved:

●	to adopt the profit and loss statement and balance sheet for the financial year 2024;

●	that the Company’s result should be carried forward in new account and that no dividend shall be paid for the financial year 2024;

●	to grant the board members and the CEO of the Company discharge from liability for the financial year 2024;

●	that the board of directors shall consist of six (6) ordinary members without deputy members for the period until the end of the next annual general meeting. Furthermore, it was resolved that a registered accounting firm should be elected as auditor;

●	that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 1,092,357, out of which SEK 300,000 shall be paid to the chairman of the board of directors and SEK 200,000 to each of the ordinary members. It was further resolved that no board fee shall be paid to Inna Braverman. It was further resolved that Hilary E. Ackermann shall receive USD 20,000 for the period until the end of the next annual general meeting, and up to 50 percent of the board fee to Hilary E. Ackermann may be paid in American Depositary Shares instead of cash;

●	that the Company’s auditor is to be paid in accordance with approved quotes and invoices;

●	to re-elect Mats Andersson, David Leb, Annath Abecassis, Inna Braverman and Gilles Amar and to new-elect Hilary E. Ackermann as ordinary board members for the period until the end of next annual general meeting. The meeting also resolved to re-elect Mats Andersson as chairman of the board of directors until the end of next annual general meeting. Further, the auditing firm PricewaterhouseCoopers AB was re-elected as auditor for the Company until the end of next annual general meeting. It was further noted that the auditor has notified that Anna Rozhdestvenskaya will continue to act as a chief auditor;

●	to adopt a new articles of association in accordance with the board of directors’ proposal from May 28, 2025;

●	an authorization for the board of directors to increase the share capital in accordance with the board of directors’ proposal from May 28, 2025;

●	an authorization for the board of directors to resolve to purchase and transfer own shares of the Company in accordance with the board of directors’ proposal from May 28, 2025;

●	an authorization for the board of directors to increase the share capital in the event of an impending takeover bid in accordance with the board of directors’ proposal from May 28, 2025;

●	on directed issue of warrants (Long term incentive program 2025/2035:A (“LTIP”)) to the Company and/or Subsidiary for transfer to Inna Braverman within the incentive program in accordance with the board of directors’ proposal from May 28, 2025;

●	on directed issue of warrants (Long term incentive program 2025/2035:B (“LTIP”)) to the Company and/or Subsidiary for transfer to David Leb within the incentive program in accordance with the board of directors’ proposal from May 28, 2025;

●	on change of terms regarding issued Warrant series 2020/2024:A in accordance with the board of directors’ proposal from May 28, 2025; and

●	on change of terms regarding issued Warrant series 2020/2024:B in accordance with the board of directors’ proposal from May 28, 2025.